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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No. 5)*

ICT Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

44929Y 10 1

(CUSIP Number)

Jeffrey C. Moore

Senior Vice President, General Counsel

ICT Group, Inc.

100 Brandywine Boulevard

Newtown, PA 18940

(267) 685-5609

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 9, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44929Y 10 1	13D	Page 2 of 7

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

John J. Brennan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

1,420,102
8 SHARED VOTING POWER

4,525,200
9 SOLE DISPOSITIVE POWER

1,355,921
10 SHARED DISPOSITIVE POWER

4,525,200

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,945,302
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

37.4%
14	TYPE OF REPORTING PERSON*

IN

CUSIP No. 44929Y 10 1	13D	Page 3 of 7

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Donald P. Brennan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

197,981
8 SHARED VOTING POWER

4,500,000
9 SOLE DISPOSITIVE POWER

197,981
10 SHARED DISPOSITIVE POWER

4,500,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,697,981
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

29.8%
14	TYPE OF REPORTING PERSON*

IN

*	Excludes 315,353 shares of Common Stock held by a grantor retained annuity trust over which Donald P. Brennan, the grantor, is precluded from exercising any power, including the power to vote or dispose of such shares. Accordingly, Donald P. Brennan disclaims beneficial ownership of those 315,353 shares of Common Stock.

CUSIP No. 44929Y 10 1	13D	Page 4 of 7

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Eileen Brennan Oakley, Trustee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

1,178,166
8 SHARED VOTING POWER

9 SOLE DISPOSITIVE POWER

1,178,166
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,178,166
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%
14	TYPE OF REPORTING PERSON*

IN

CUSIP No. 44929Y 10 1	13D	Page 5 of 7

This Amendment No. 5 to the Schedule 13D filed on April 9, 2004 and amended by Amendments No. 1, 2, 3 and 4 filed on November 4, 2004, February 14, 2005, March 3, 2006 and April 25, 2006, respectively (as amended, the “Schedule 13D”) supplements the Schedule 13D as set forth below. Capitalized terms used but not defined in this Amendment have the meanings given those terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration, Item 4. Purpose of the Transaction and Item 5. Interest in Securities of the Issuer

On February 28, 2007, John J. Brennan and Eileen Brennan Oakley, as Trustee of the Brennan Family Trusts, executed a Termination of Voting Agreement and Proxy, which terminated the Voting Agreement executed on April 1, 2004 and the related proxy with respect to the shares in the Brennan Family 1997 Trust (the Voting Agreement and related proxy with respect to the shares in the Brennan Family 1996 Trust had been revoked by Eileen Brennan Oakley, as Trustee, in connection with the Issuer’s public offering of Common Stock in April 2006). Under the Voting Agreement, John J. Brennan and Eileen Brennan Oakley, as Trustee of the Brennan Family Trusts, had agreed to vote by unanimous consent all of the shares of Common Stock of the Issuer held in the Brennan Family Trusts on all matters submitted to the Issuer’s shareholders that involved the election of members of the Board of Directors of the Issuer (the “Subject Matters”). On February 28, 2007 and in connection with the termination of the Voting Agreement, John J. Brennan, Eileen Brennan Oakley, as Limited Voting Trustee, and Donald P. Brennan executed an Acknowledgment and Agreement pursuant to which the parties acknowledged and agreed that, as a result of the termination of the Voting Agreement and in accordance with the terms of Voting Trust Agreement between John J. Brennan and Donald P. Brennan, the Limited Voting Trustee would no longer act in place of Donald P. Brennan under the Voting Trust Agreement with respect to the Subject Matters. As a result of these actions, John J. Brennan no longer holds any beneficial ownership of the shares of Common Stock of the Issuer held in the Brennan Family Trusts and Eileen Brennan Oakley no longer holds any beneficial ownership of the shares of Common Stock of the Issuer that are subject to the Voting Trust Agreement.

On February 9, 2007, a total of 172,981 shares of Common Stock of the Issuer were distributed to Donald P. Brennan by a grantor retained annuity trust established in 2005 (the “2005 GRAT”) in satisfaction of annuity payments and expense reimbursements due to Donald Brennan. On that same day, the 692,610 shares of Common Stock of the Issuer remaining in the 2005 GRAT after the distribution to Donald Brennan were distributed to the Brennan Family 1997 Trust in accordance with the terms of the 2005 GRAT. Donald P. Brennan, the grantor of the 2005 GRAT, was precluded from exercising any power over the shares held by the 2005 GRAT, including the power to vote or dispose of such shares. Accordingly, Donald Brennan disclaimed beneficial ownership of the shares held by the 2005 GRAT.

During November 2006, John J. Brennan gifted a total of 4,000 shares of Common Stock of the Issuer he owned jointly with his spouse.

During the period from April 25, 2006 (the date of Amendment 4 to the Schedule 13D) to the date of this Amendment No. 5, the net number of shares of Common Stock of the Issuer subject to the Optionholder Voting Agreement was reduced through sales in an aggregate amount of 15,744 shares.

On March 13, 2007, 12,500 restricted stock units issued to John J. Brennan pursuant to his employment agreement with the issuer will vest and result in the issuance of 12,500 shares of Common Stock to John J. Brennan.

CUSIP No. 44929Y 10 1	13D	Page 6 of 7

The Group Members have beneficial ownership in the aggregate of 7,321,449 shares of Common Stock, representing 46 % of the 15,909,234 shares of Common Stock outstanding as of February 28, 2007*.

John J. Brennan has beneficial ownership in the aggregate of 5,945,302 shares of Common Stock, representing 37.4 % of the shares of Common Stock outstanding as of February 28, 2007*. He has the sole power to dispose of 1,355,921 of such shares owned in his own name or which are subject to options or restricted stock units issued in his own name (subject to the Shareholders’ Agreement) and the sole power to vote such shares as well as 64,181 shares held by certain current and former employees of the Issuer that are subject to the Optionholder Voting Agreement. He shares the power to dispose of and vote 4,500,000 shares pursuant to the Voting Trust Agreement and 25,200 shares jointly held with his wife.

Donald P. Brennan has beneficial ownership in the aggregate of 4,697,981 shares of Common Stock, representing 29.8 % of the shares of Common Stock outstanding as of February 28, 2007*. He has the sole power to dispose of and vote 197,981 of such shares owned in his own name or issuable upon the exercise of outstanding options (subject to the Shareholders’ Agreement). He shares power to dispose of and vote 4,500,000 of such shares pursuant to the Voting Trust Agreement.

Eileen Brennan Oakley, as Trustee of the Brennan Family Trusts, has beneficial ownership in the aggregate of 1,178,166 shares of Common Stock, representing 7.5 % of the shares of Common Stock outstanding as of February 28, 2007. In her capacity as Trustee of the Brennan Family Trusts, she has the sole power to dispose of all of such shares (subject to the Shareholders’ Agreement) and the sole power to vote all of such shares.

*	The outstanding share amounts include shares issuable upon the exercise of outstanding stock options or the vesting of outstanding restricted stock units held by the individual or the group, as applicable, to the extent such options are exercisable, or such restricted stock units vest, as of or within 60 days after, February 28, 2007.

CUSIP No. 44929Y 10 1	13D	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 28, 2007	By:	/s/ John J. Brennan
	Name:	John J. Brennan

Date: February 28, 2007	By:	/s/ Donald P. Brennan
	Name:	Donald P. Brennan

Date: February 28, 2007	By:	/s/ Eileen Brennan Oakley
	Name:	Eileen Brennan Oakley, individually and as Trustee of the Brennan Family Trusts